Exhibit 99.2

INVESTOR CALL SCRIPT

[SLIDE#1: TITLE SLIDE]

OPERATOR

[OPERATOR INTRODUCTION]

[SLIDE#2: SHANE GLENN TITLE SLIDE]

I will now like to turn the conference call over to your host for today, Mr. Shane Glenn, Vice President of Investor Relations at Stratasys.  Please proceed.

[SLIDE#3: CONFERENCE DETAIL SLIDE]

Stratasys IR — Shane Glenn

Thanks, [NAME].  Hello everyone, and thank you for joining us today to discuss the merger of Stratasys and MakerBot.

On the call with us today are Scott Crump, CEO & Chief Innovation Officer of Stratasys; David Reis, CEO of Stratasys;   Bre Pettis, CEO and co-founder of MakerBot; and Erez Simha, COO Israel and CFO for Stratasys.

Following the prepared remarks, we will open the call for questions.  A slide presentation will accompany today’s prepared remarks, and can be accessed at the link provided in our press release.  A replay of today’s call will also be available on our website later today.

[SLIDE#4: FLS]

Statements made during this call about Stratasys’s beliefs, intentions and expectations, including statements regarding the expected timing and ultimate closing of the merger of Stratasys and MakerBot, as well as the benefits thereof, are forward-looking statements. The statements involve risks and uncertainties, both known and unknown, that may cause actual results to differ materially from those projected in this presentation.  Actual results may differ materially due to a number of factors, including risks and uncertainties relating to Stratasys’s ability to penetrate the 3D printing market; Stratasys’s ability to achieve the growth rates experienced in preceding quarters; Stratasys’s ability to introduce, produce and market consumable materials, and the market acceptance of these materials; the impact of competitive products and pricing; Stratasys’s timely development of new products and materials and market acceptance of those products and materials; the success of Stratasys’s recent R&D initiative to expand the DDM capabilities of its core FDM technology; the success of Stratasys’s RedEyeOnDemand and other paid parts services; and Stratasys’s ability to complete its transaction with MakerBot on the proposed terms and schedule and achieve the anticipated benefits of the transaction. These and other applicable factors are discussed in this presentation and in Stratasys’s filings with the Securities and Exchange Commission, including its report on Form 10-K for the year ended 12/31/2012 and subsequent filings.  Any forward-looking statements included in this presentation are as of the date they are given, and Stratasys does not intend to update them if its views later change, except as may be required by law.  These forward-looking statements should not be relied upon as representing Stratasys’s views as of any date subsequent to the date they are given.

[SLIDE#5: SCOTT CRUMP TITLE]

Now I’d like to turn the call over to Scott Crump, chairman and chief innovation officer of Stratasys.  Scott?

[SLIDE#6: COMBINED LOGO SLIDE]

Stratasys Chairman — Scott Crump:

Thanks Shane, and hello everyone.

As most of you know, about 14 months ago, we announced a game-changing transaction in the 3D Printing and Additive Manufacturing industry.

That transaction was the merger of Stratasys with Objet to create a clear category leader in 3D Printing.  The merger is living up to its promise, as evidenced by the financial performance, market strength and strong momentum of the combined company since the transaction closed in December.

Today we’re pleased to announce another transformative transaction.

We have signed a merger agreement with MakerBot, the leader within the rapidly growing market for desktop 3D printers.

By merging Stratasys and MakerBot, we move Stratasys into the exciting and rapidly growing desktop 3D printer market.

[SLIDE#7: DAVID REIS TITLE SLIDE]

Now I would like to turn the call over to David Reis, CEO of Stratasys, for some insight into the business case for combining MakerBot and Stratasys.  David…

Thank you Scott.

[SLIDE#8: DESKTOP 3D PRINTER GROWTH]

The desktop 3D printer market is comprised of 3D printers that provide affordable 3D printing access to individuals within or out of the Enterprise or business arena. This represents an underpenetrated market for Stratasys, and unites two leaders in 3D printing that share a vision for the enormous potential in the category.

Desktop 3D printers have evolved into systems that are appealing to professional and non-professional users across a wide range of industries and applications.  It has been widely reported that MakerBot has major customers in organizations like GE, NASA, and Lockheed Martin, and continues to sell its desktop 3D printers to other major Fortune 500 companies, as well as small, entrepreneurial start-ups and individuals.  MakerBot has truly been leading the next industrial revolution within the desktop 3D printing segment.

We believe this trend is similar to the evolution of personal computers.  What started as kit-based products for enthusiasts became mainstream tools in business and industry as affordability, access and ease of use improved.

We share MakerBot’s view that desktop 3D Printing is going to follow a similar evolution. Increasingly, desktop 3D printers will enable individual designers, engineers and manufacturers to routinely incorporate 3D Printing into their work for product development and design applications.

Desktop 3D printer usage among design and engineering professionals is growing rapidly. Stratasys and MakerBot estimate that between 35,000 to 40,000 desktop 3D printers were sold in 2012. This number is estimated to double in 2013, as prosumers increasingly adopt desktop 3D printers for a broad range of applications.

MakerBot is experiencing exceptional growth.  Last year, the company generated revenues of approximately $15.7 million.  Fast forward to 2013.  In the first quarter of this year alone, the company generated revenues of $11.5 million.

Driving overall industry growth, including growth in desktop 3D printing, is the proliferation of digital 3D content, combined with the expanding accessibility and affordability of the systems.

This represents a significant opportunity for our combined product portfolio, given the wide range of solutions we provide individuals and commercial users.  As a combined company, we will be offering 3D printers priced from $2,200 to more than $600,000, and suitable for home, desktop professional and industrial uses.

We believe Makerbot has been very successful in meeting and surpassing the needs of desktop 3D printing users.  The evidence for that is the revenue growth I just mentioned, as well as in the strong brand and market presence the company has built.

In addition, MakerBot’s CEO, Bre Pettis, is a leading voice and promoter for the industry.

As those of you familiar with Stratasys know, we have been pioneers in 3D printing and additive manufacturing.  We are passionate believers in the value and the power of 3D printing and the progress it can enable in multiple fields.

Bre Pettis and the team he has built at MakerBot share our passion for the technology and the possibilities it presents.  Together, we will offer the best and most complete line of 3D printing systems, deliver a user experience that encourages adoption by making 3D printing more accessible than ever, and provide a host of complementary products and services that will promote the proliferation of 3D printing in both established and emerging applications.

[SLIDE#9: BRE PETTIS TITLE SLIDE]

Now I’m going to turn the call over to MakerBot CEO Bre Pettis. Bre?

MakerBot CEO — Bre Pettis:

Thank you David.

To begin, I want to echo your comments about the enormous potential we see for 3D printing — and hit home our belief that we can best fulfill the promise of this technology working together. Our companies share a vision about how to lead the market’s growth and development, and it is all about creating a great user experience.

We are very proud of what we have built at MakerBot, but we’ve only just begun. That’s why we are so attracted by the opportunity to join with Stratasys.

Our mission remains the same.  Merging with Stratasys offers us an opportunity to continue to build our business and pursue our vision under the MakerBot brand. The last couple of years have been incredibly inspiring and exciting for us.  We have an aggressive model for growth.  Partnering with Stratasys will allow us to supercharge that mission to empower individuals to make things using a MakerBot, and allow us to bring 3D technology to more people.  I am excited about the opportunities this combination will bring to our current and future customers.

We will have the ability to benefit from Stratasys’ processes, intellectual property, technical expertise, R&D investment and global reach.  We believe we can further improve our products by combining our know-how with Stratasys’s proven expertise in Fused Deposition Modeling. We believe the affordability, access and ease of use that we are delivering in the desktop 3D printing market will eventually translate into new growth opportunities for the current Stratasys product portfolio.

[SLIDE#10: MAKERBOT AT A GLANCE]

MakerBot is an innovation company.  We innovate so others can innovate, and we believe 3D printing is fueling the Next Industrial Revolution. We have been a pioneer in desktop 3D printing — which provides affordable 3D printing access to individuals, from engineers, architects, designers, entrepreneurs and educators, in addition to hobbyists and makers.

We believe we are the market-share leader in desktop 3D printing, with more than 22,000 systems sold since 2009,  the industry’s largest gain over that period by a wide margin.

We are headquartered in Brooklyn, New York, and are privately owned today.

We currently employ about 274 people and are continuing to hire, reflecting our growth and demand for our products.

[SLIDE#11: MAKERBOT PRODUCT EVOLUTION]

Those products include two lines of desktop 3D printers. The MakerBot Replicator 2 Desktop 3D Printer, and MakerBot Replicator 2X Experimental 3D Printer, which are our fourth generation 3D printers, and are sold fully assembled.   They retail at prices ranging from $2,200 to $2,800.   We have a rich MakerBot 3D Ecosystem which we’ll discuss later.

MakerBots are made with Brooklyn Pride. We will continue to manufacture these products in Brooklyn, where we just opened a new 55,000 square foot production facility in Sunset Park.

Our products are known for affordability, ease of use, reliability and performance.  We manufacture our own MakerBot Filament. We recognize Stratasys’s strengths in materials development and manufacturing, and believe materials are one of many opportunities for future collaboration.

The majority of our sales come from customer orders placed directly through our website — www.makerbot.com. Sales from the site account for about half of our revenue. We also sell through distributors outside the U.S.  We have the MakerBot Store in New York City that serves as a showroom and demonstration site.

About 60 percent of our customers are in North America, the remaining 40 percent in international markets. We offer our customers tech support through phone, email and online user forums.  We also have a MakerCare plan for our MakerBot 3D Desktop Printers where customers can purchase after care for parts and services.

I can confidently tell you that MakerBot has built the strongest brand in desktop 3D Printing.  We are leading the Next Industrial Revolution to empower creative explorers to make anything. MakerBot is setting the standard in desktop 3D printing. We’re changing the face of personal manufacturing and changing the way the world thinks about THINGS.

[SLIDE#12: THINGIVERSE]

MakerBot’s strength comes from the spirit of collaboration we have fostered with our users and partners. We have built a strong and loyal user community on Thingiverse.com, a platform where users can share and customize digital files that can be printed on their desktop 3D printers.  This site has become the single largest repository of content for 3D printing.  It has more than 90,000 3D product files available for sharing and generates more than 500,000 unique visitors and 1,000,000 downloads each month.

We have only begun to tap the massive potential of 3D printing.  For example, we are collaborating with other brands to create their own branded Thingiverse pages. We can work with corporate and individual clients to provide design files for printable products.

[SLIDE#13: MAKERBOT 3D ECOSYSTEM]

The Thingiverse platform is just one element of the MakerBot 3D Ecosystem with which we surround our 3D desktop printers to encourage trial and adoption and make them more productive to use. This fall, we are introducing the MakerBot Digitizer Desktop 3D Scanner, which makes it easier for users to create 3D printable files from physical objects.

In the MakerBot Store in New York City, we have a 3D photo booth that takes a 3D portrait which you can print out and have a copy of your head or a bust.  We also offer 3D printing events, lectures and workshops in the MakerBot Store for adults and kids.

We have MakerWare software that slices 3-dimensional designs and makes it easier to print them.  In addition, we also continue to collaborate with third-party providers of 3D design and engineering software to make it easier to take full advantage of the capabilities of our printers.  Currently we have relationships with Autodesk and support their 123D family of products.  Like Stratasys, we provide a service bureau approach to desktop 3D printing which gives corporate users access to clusters of our machines in our Bot Farm and technicians on site to help them with 3D printing projects.

This combination of affordable printers and a 3D Printing Ecosystem has won us multiple industry honors.  The MakerBot Replicator Desktop 3D Printer was named “Overall Winner” 3D printer by Popular Mechanics and also received their Editor’s Choice award.  Popular Science named our printer Product of the Year.  TIME Magazine honored us by naming our product one of the Best Inventions of 2012.  We were named “Best Emerging Tech” at the 2012 Consumer Electronics Show; and were awarded a TechCrunch Crunchies Award for best hardware start-up.

Fast Company honored us with a 2012 “Innovation by Design” Award, and also named us “One of the World’s Top 10 Most Innovative Companies in Consumer Electronics.”  Entrepreneur magazine just highlighted us in the “100 Brilliant Companies” issue.  In short, we are an organization with incredible momentum that we think will only be strengthened by merging with Stratasys.

Our leadership team is also excited about the opportunity to merge with Stratasys.  We have aggressive plans for further growth. Partnering with Stratasys will allow us to speed up our vision for 3D printing.  As I said at the beginning of this call, we see the combination of MakerBot and Stratasys as a way of excellerating our mission to bring 3D printing to more people at full speed ahead

[SLIDE#14: DAVID REIS TITLE SLIDE]

I’ll now turn the call back over to David Reis, CEO of Stratasys, for additional insight into the business case for combining MakerBot and Stratasys.  David…

Stratasys CEO — David Reis:

Thank you Bre.  I would also like to add my enthusiasm over the potential this transaction creates for our combined company.

[SLIDE#15: MERGER RATIONALE - CREATING VALUE]

Combining Stratasys and Objet created a company very well equipped to serve the 3D printing market.  The new Stratasys now offers multiple technology platforms and complementary products that can reach customers and prospects through a global sales and marketing organization encompassing a strong network of resellers and agents.

Combining with MakerBot further strengthens our capabilities.  The Leadership teams at Stratasys and MakerBot will be working together to jointly identify and act on opportunities to create value from our complementary strengths.  The longer-term opportunities could include: accelerating MakerBot’s reach by leveraging Stratasys’s global infrastructure; cross-promotion of products into the installed base of the combined companies; leveraging Stratasys’s extensive know-how in Fused Deposition Modeling to benefit MakerBot’s product line; but most importantly, seeking to take advantage of the affordability of MakerBot’s product portfolio to drive 3D printing to more individual desktops for private, commercial and industrial users.

The overriding rationale for combining our companies rests in that last point: the opportunity to accelerate growth.

To make the point, I want to share something we learned as our discussions with MakerBot were under way.

[SLIDE#16: DESKTOP 3D PRINTERS ARE BECOMING MAINSTREAM]

MakerBot recently surveyed its customer base.

Among the interesting findings of that survey:  Nearly three-quarters of MakerBot’s customers report that they use their desktop 3D printers in their workplace. More than half of them are engineering and design professionals.

What this suggests is that while MakerBot’s products are indeed very attractive to the hobbyist and the maker customer, they also appeal to professionals in manufacturing, design and engineering for use in the work they do every day.  In fact, it is 3D printing users who fit this description that make up the majority of MakerBot’s customer base.

We mentioned earlier that MakerBot’s products are used by designers and engineers at GE, NASA, Lockheed Martin, and other industrial and commercial customers. What’s important to understand is that this is no longer the exception.  Use of desktop 3D printing by design and engineering professionals is becoming mainstream.

We view it this way:  There is a hierarchy of needs and applications in 3D printing, from conceptual and functional modeling through design verification and visualization and on to functional testing and end use parts for manufacturing. MakerBot is very successful at serving a range of these needs with its desktop 3D printers across multiple industries and multiple design and engineering applications.

Furthermore, MakerBot’s data and our own experience confirms that using 3D printing technology tends to create new demand for 3D printing capabilities.  Customers acquire the technology for one use, and then discover it has utility in other areas as well.

This leads us to the core case for this combination.  We believe MakerBot is the ideal fit for our strategy of driving adoption of 3D printing through increased accessibility. In fact, in terms of making 3D printing more accessible, no one is doing a better job than MakerBot.

[SLIDE#17: MAKERBOT IDEAL FIT FOR STRATEGY OF DRIVING GLOBAL ADOPTION]

MakerBot is doing that job on three fronts.

First, awareness.  We agree with Bre’s assessment that MakerBot is the strongest brand within the desktop 3D printing segment today.  The company has a great story. Bre is a great spokesman.  There is a growing network of loyal customers who are spreading the word. That’s among the reasons why we intend to have MakerBot continue to operate as a separate subsidiary within Stratasys once this transaction is closed. There’s clearly strong opportunity to leverage the category-awareness that MakerBot has built and continues to build.

Second, affordability.  As Bre mentioned, MakerBot’s current products retail at prices from $2,200 to $2,800.  That is a price point significantly below the threshold that typically requires layers of approvals or the involvement of a corporate procurement function. Rather, MakerBot’s products are often being purchased by individual users via credit card from MakerBot’s web site.  In short, MakerBot’s pricing makes accessing desktop 3D printing within industrial and commercial settings a lower-risk proposition.

Third, customer experience.  MakerBot’s accomplishments in building awareness and bringing affordable systems to market would be for nothing if the experience of using MakerBot’s products were unsatisfactory.  MakerBot has built a devoted support department and offers technical support through varied channels to continually update and provide assistance to its customer base and community.

In addition, MakerBot has developed — and continues to develop — an array of offerings that enable customers to be successful with its systems.  This MakerBot 3D Printing Ecosystem helps create a user experience that encourages experimentation and repeated use. Elements of this Ecosystem include most significantly the Thingiverse platform, which enables users to quickly access ready-to-print 3D content.  Moreover,  MakerBot’s desktop 3D scanner, its photo booth application, its MakerWare software and its ongoing partnerships with other CAD and 3D modeling software providers add up to a desktop 3D printing ecosystem that helps customers become successful and proficient users quickly.

In summary, we believe that the affordable, accessible desktop 3D printing experience provided by MakerBot will accelerate adoption of 3D printing very broadly and enable it to become more embedded in the way our current and future customers do business.

[SLIDE#18: EREZ TITLE SLIDE]

Now I’ll turn the call over to Erez Simha to fill you in on the terms of the transaction.  Erez…

Stratasys COO (IL) and CFO — Erez Simha

Thank you David.

As you saw in the news release we issued this morning, Stratasys has signed a merger agreement to acquire all of the outstanding shares of MakerBot.

[SLIDE#19: KEY DEAL HIGHLIGHTS]

Stratasys will issue 4.76 million shares of its stock in exchange for 100 percent of the outstanding capital stock of MakerBot.  The proposed transaction has an initial value of $403 million based on the closing price of Stratasys shares on June 19, 2013.

In addition, subject to meeting certain performance targets, MakerBot stakeholders will also qualify for a performance-based earn-out that provides for additional compensation of up to $201 million in payments, based on the price of Stratasys shares on June19,2013, through the end of 2014.  Those payments, if earned, will be made in equity or cash or a combination thereof at Stratasys’s discretion.

We currently expect the transaction to close during the third quarter of 2013.

MakerBot reports that during the first quarter of 2013, the company generated $11.5 million in total revenue, compared to $15.7 million for all of 2012.

We expect the merger to accelerate Stratasys’ growth rate and be slightly dilutive to Non-GAAP earnings per share in 2013 and accretive to Stratasys Non-GAAP earnings per share by the end of 2014.

The combined company will be the leader in the 3D Printing and Additive Manufacturing category and very well positioned to act on opportunities in a fast growing and underpenetrated market.

MakerBot will continue to operate under its brand name as a Stratasys company and under the direction of the current leadership team.

Completion of the transaction is subject to customary closing conditions, including the expiration or termination of the applicable waiting period under Hart-Scott-Rodino.

As David mentioned earlier, the prior Stratasys — Objet merger is living up to its promise and the company is performing well.  As compared with last year’s first quarter, 2013 first quarter revenue grew 18 percent, our gross and operating margins expanded and non-GAAP net income grew 40 percent.

Combining MakerBot with Stratasys will alter our target operating model given some differences in go-to-market approaches and other cost structure and revenue growth characteristics.  We will provide updated 2013 financial guidance, including pro forma guidance, after we report our second quarter results in early August and have closed our transaction with MakerBot.

Overall, we believe the combined company will be positioned to achieve higher rates of revenue, operating income and net income growth than our current business.

With a strong balance sheet and cash position, Stratasys has the liquidity and flexibility to make appropriate investments in the overall market expansion that joining with MakerBot will accelerate.

I’ll turn the call back to David Reis now.

[SLIDE#20: LOGO SLIDE]

Stratasys CEO  — David Reis

Thanks Erez.

We are excited to be making this announcement and eager to move forward.  Combining Stratasys and MakerBot unites two pioneers in 3D printing and Additive Manufacturing to create a new market leader.

I’m very confident that the combined company will continue to deliver superior products, that customers will find these products easier to use than ever before, and that the user experience for our customers will be continually enriched by the complementary offerings we surround our products with.

That concludes our prepared remarks.  We’ll now open up the call to questions.

OPERATOR TO OPEN UP CALL TO Q&A

Q&A TO TAKE PLACE

OPERATOR

This concludes the question-and-answer session.  I would like to turn the call back over to David Reis for any closing remarks.  Please proceed.

Stratasys CEO — David Reis

I want to thank everyone for joining this call.  We hope you share our excitement about this transaction and we look forward to keeping you updated.

OPERATOR